UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2007

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                          to
Commission File Number: 0-26001
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
Profit Incentive Bonus Plan of
Hudson City Savings Bank
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION
Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedules
At December 31, 2007 and 2006 and
for the years ended December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Short Hills, New Jersey
June 27, 2008

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Net Assets
Available for Benefits
December 31, 2007 and 2006

	December 31,	December 31,
	2007	2006
Investments, at fair value:
Investments in mutual funds (note 9)	$18,192,123	$15,959,281
Investment in Hudson City Bancorp, Inc.
Common Stock Fund (note 9)	56,318,873	53,653,435

	74,510,996	69,612,716

Receivables:
Employer contribution receivable	566,354	517,377
Interest receivable	9,198	8,997
Participant loans receivable (note 7)	604,689	487,925

	1,180,241	1,014,299

Payables:
Fee payable	(2,290)	(2,287)

Net assets available for benefits at fair value	75,688,947	70,624,728

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	50,665	61,811

Net assets available for benefits	$75,739,612	$70,686,539

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2007 and 2006

	December 31,	December 31,
	2007	2006
Contributions:
Employer contributions	$566,354	$517,377
Employee contributions	1,532,819	1,298,690
Rollovers	2,106,132	80,892

Total contributions	4,205,305	1,896,959

Investment income:
Interest	36,488	22,788
Dividends	1,098,107	790,263
Net realized (losses) gains on sales of investments	(9,681)	426,426
Net appreciation of investments (note 9)	4,770,184	8,106,243

Total investment income	5,895,098	9,345,720

Contributions and investment income	10,100,403	11,242,679

Participant benefits	(5,041,546)	(6,170,272)
Administrative expenses (note 6)	(5,784)	(3,954)

Increase in net assets available for benefits	5,053,073	5,068,453

Net assets available for benefits:
Beginning of period	70,686,539	65,618,086

End of period	$75,739,612	$70,686,539

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”) have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

(b)	Investments

The Plan’s mutual fund investments are stated at fair value based on the quoted market prices in an active market for identical assets. The investment in Hudson City Bancorp, Inc. (the “Bancorp”) common stock fund is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Morgan Stanley Stable Value Fund is deemed to be fully benefit-responsive as of December 31, 2007 and 2006. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value as well as the amount necessary to adjust fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Concentration of Risk

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(d)	Payments of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

In preparing the plan financial statements in conformity with U.S. generally accepted accounting principles, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
(2)	Description of Plan

The following plan information provides only a general description of the Plan’s provisions. The plan document should be referred to for a more complete description of the Plan’s provisions.

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the “Bank”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	General

Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.

The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank’s contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank’s contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Bank’s contribution. At December 31, 2007 and 2006, there were $1,239 and $49, respectively, of forfeitures that could have been applied to

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
reduce the Bank’s contributions. Investment earnings or losses are allocated to a participant’s regular and optional account balances, as defined.

(b)	Contributions

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations.

The Bank may allow Participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

For the year ended December 31, 2007, rollovers included $2,074,246 from the former employees of Sound Federal Bancorp, which was acquired by the Bancorp in 2006, who are now employees of the Bank.
(3)	Changes in the Plan

There were no significant amendments to the Plan during the years ended December 31, 2007 and 2006.

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (IRS) determination letter dated October 9, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (IRC), and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets. However, investment management services are paid by the Plan Sponsor.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investment International Operations Company, Inc. (Fidelity), an affiliate of the Trustee. Fidelity is also the recordkeeper, and, therefore, these transactions qualify as party-in-interest transactions.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Notes to Financial Statements
December 31, 2007 and 2006
(9)	Investments
Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007	2006
Hudson City Bancorp, Inc. Common Stock Fund	$56,318,873	53,653,435
MS Stable Value Fund	4,684,417	4,705,466
For the years ended December 31, 2007 and 2006, the Plan’s net appreciation/(depreciation) of investments is as follows:

	2007	2006
Investments in mutual funds	$(512,273)	539,947
Investment in Hudson City Bancorp, Inc. Common Stock Fund	5,282,457	7,566,296

	$4,770,184	8,106,243

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the financial statements to the Form 5500:

2007
Net assets available for benefits per the financial statements	$75,739,612
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,665)
Amount of benefits to withdrawing participants	(45,800)

Net assets per the Form 5500	$75,643,147

Total investment income per the financial statements	$5,895,098
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,665)

Total investment income per the Form 5500	$5,844,433

Benefits paid to participants per financial statements	5,041,546
Amounts currently payable at December 31, 2007	45,800

Benefits paid to participants per the Form 5500	5,087,346

Schedule 1
PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

				Current
Identity of Issue		Description of Investment	Cost	Value
Morgan Stanley Funds		Morgan Stanley Stable Value Fund
		Class A	$4,735,082	$4,684,417

Morgan Stanley Funds		Morgan Stanley U.S. Government
		Securities Trust Fund Class A	3,349,808	3,314,361

Morgan Stanley Funds		Morgan Stanley S&P 500 Index Fund
		Class A	2,231,402	3,128,306

Van Kampen Funds		Van Kampen Comstock Fund
		Class A	2,219,017	2,629,450

Fidelity Advisors Funds	*	Fidelity Advisors Mid Cap Fund
		Class T	1,187,494	1,131,061

Van Kampen Funds		Van Kampen Global Franchise Fund
		Class A	973,794	1,001,183

Van Kampen Funds		Van Kampen Equity & Income Fund
		Class A	969,289	982,710

Fidelity Advisors Funds	*	Fidelity Advisors Balanced Fund
		Class T	595,797	593,589

Fidelity Advisors Funds	*	Fidelity Advisors Value Strategies Fund
		Class T	610,126	529,561

Fidelity Advisors Funds	*	Fidelity Advisors Financial Services Fund
		Class T	241,163	197,485

		Total investment in mutual funds		18,192,123

Hudson City Bancorp, Inc.	*	Investment in common stock	11,501,763	56,318,873

Participant Loans Receivable (a)	*			604,689

		Total other investments		56,923,562

		Total investments		$75,115,685

*	A party-in-interest as defined by ERISA

(a)	As of December 31, 2007, the interest rates on these loans ranged from 5.25% to 8.50%, with maturities ranging from February 4, 2008 through August 14, 2015.

SIGNATURE OF PLAN ADMINISTRATOR
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Profit Incentive Bonus Plan of
Hudson City Savings Bank

Date: June 27, 2008	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 15